Exhibit 99.1

Contact for Media and Investors:

Cassia Curran

NetEase, Inc.

cassia@corp.netease.com

Tel: (+86) 571-8985-2076

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports Third Quarter 2013 Unaudited Financial Results

(Beijing — November 13, 2013) — NetEase, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the third quarter ended September 30, 2013.

“We continue to broaden the platforms for our traditional and mobile Internet product and service offerings,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “During the third quarter we completed key upgrades for two of our most popular games, increased our investment in the mobile Internet business and entered the mobile instant messaging space with the launch of YiChat. These critical advancements support our growth objectives, and for the third quarter we increased our revenues by 23.0% year-over-year, with revenues from our online games and advertising services increasing by 21.0% and 22.9%, respectively.”

“Our self-developed traditional and mobile game offerings are resonating well with our audiences. During the third quarter, one of our most popular games, Fantasy Westward Journey II, delivered an excellent performance following the early July launch of its comprehensive upgrade, along with the game’s accompanying pocket mobile version. This pocket mobile version has extended the reach of our game from the PC to mobile platforms, and user feedback continues to be favorable. In addition, the exciting new version we launched for Westward Journey Online II in September -now known as New Westward Journey Online II- was a significant upgrade for this classic game, which is stimulating players’ enthusiasm and demonstrating positive user trends.”

“Our newer games are also performing in-line with our expectations. The expansion pack launched in June for Heroes of Tang Dynasty II was well received by players and contributed to our revenue growth for the period.  For our other game titles, we expect heightened interest in the coming periods as we introduced new expansion packs for Ghost II and Kung Fu Master in September and October, respectively, and have expansion packs planned in the fourth quarter for Heroes of Tang Dynasty II, Tianxia III and Legend of Fairy. Our development schedule is also progressing smoothly. User feedback has been encouraging following our initial commercial launch of Heroes of Three Kingdoms in April and Dragon Sword in August. Large-scale promotional activities were launched for those two games in September and November, respectively, and earlier this month, we commercially launched Legend of Tibet, a 2.5D MMORPG. Before the end of year, we also expect to introduce several high quality mobile games. For 2014, we currently plan to release our first person shooter game, Crisis 2015, in the first half of 2014 and we are preparing to introduce another new game: Revelation, a 3-D epic fantasy MMORPG that we have been developing for the past three years. Revelation features exceptional computer-generated graphic effects using cutting-edge technology and integrates traditional MMO styles with enhanced action elements to provide young players with cool and fast-paced fighting experiences.”

“The upcoming open beta test in mainland China of Blizzard Entertainment’s highly anticipated Hearthstone™: Heroes of Warcraft™ will become another important milestone. This new free-to-play online collectible card game featuring legendary heroes, spells and minions from the Warcraft universe, is simple to play yet highly engaging, and we look forward to providing our players with this great gaming experience.”

“Turning to our portal, our advertising services revenue increased both sequentially and year-over-year with the largest revenue contributions coming from the automobile, Internet services and fast moving consumer goods sectors. We now have a number of fast growing mobile applications, which provide an important platform for delivery of our value-added services and advertisements. YiChat has been one of our most exciting new additions, and we are extremely pleased to have partnered with China Telecom to launch this instant messaging application. Attracting considerable attention from the Chinese community, downloads for YiChat exceeded 1 million on the first day of its launch in August, and it had reached more than 30 million users by the end of October. YiChat significantly advances our mobile Internet strategy, and we continue to grow our community of loyal users across our robust portals. As of September 30, 2013, we had over 590 million e-mail users and 160 million installations of our leading Mobile News application.”

“We see a great opportunity to integrate and expand our traditional online games and services with complementary mobile Internet offerings that broaden our customer base. We will continue to develop our mobile social networking platform and introduce new products and games to support this strategy. As a pioneer in China’s Internet market, we are dedicated to providing our community with competitive products and services that honor our commitment to quality, while simultaneously creating additional value for our shareholder partners,” Mr. Ding concluded.

Third Quarter 2013 Financial Results

Revenues

Total revenues for the third quarter of 2013 were RMB2,514.3 million (US$410.8 million), compared to RMB2,413.8 million and RMB2,044.9 million for the preceding quarter and the third quarter of 2012, respectively.

Revenues from online games were RMB2,105.5 million (US$344.0 million) for the third quarter of 2013, compared to RMB2,066.5 million and RMB1,739.9 million for the preceding quarter and the third quarter of 2012, respectively.

Revenues from advertising services were RMB298.8 million (US$48.8 million) for the third quarter of 2013, compared to RMB272.2 million and RMB243.0 million for the preceding quarter and the third quarter of 2012, respectively.

Revenues from e-mail, wireless value-added services and others (“E-mail, WVAS and others”) were RMB110.1 million (US$18.0 million) for the third quarter of 2013, compared to RMB75.1 million and RMB61.9 million for the preceding quarter and the third quarter of 2012, respectively.

Sales Taxes

Total sales taxes for the third quarter of 2013 were RMB157.7 million (US$25.8 million), compared to RMB149.3 million and RMB42.9 million for the preceding quarter and the third quarter of 2012, respectively. The year-over-year increase in sales taxes was mainly due to a change in the tax rules in China, which resulted in the Company’s online game revenues gradually becoming subject to value-added tax instead of business tax since 2013. This change in tax rules did not have a significant impact on gross profit from the Company’s online game services business segment as the increase in value-added tax was substantially offset by a reduction in business taxes on intra-group revenues, which were previously recorded in cost of revenues. As a result, the year-over-year increase in gross profit margin was primarily attributable to lower net revenue due to the increased value-added tax in sales taxes.

Gross Profit

Gross profit for the third quarter of 2013 was RMB1,746.8 million (US$285.4 million), compared to RMB1,697.6 million and RMB1,361.9 million for the preceding quarter and the third quarter of 2012, respectively.

The year-over-year increase in gross profit was primarily attributable to increased gross profit from NetEase’s online game and advertising businesses.

The year-over-year increase in online game revenues was primarily driven by increased revenues from the Company’s self-developed games, primarily Fantasy Westward Journey II, Kung Fu Master, Heroes of Tang Dynasty II and New Westward Journey Online II, which was partially offset by a decline in revenue from World of Warcraft®, a game licensed from Blizzard Entertainment.

The year-over-year increase in advertising services revenues was primarily due to a rise in demand, mainly from sectors such as automobile, Internet services and real estate.

The quarter-over-quarter increase in gross profit was primarily attributable to increased gross profit from NetEase’s advertising services due to the reason mentioned above, and increased revenues from the one-off sale of certain game accessories, such as a limited edition pack for NetEase’s New Westward Journey Online II, which is included in the E-mail, WVAS and others business.

Gross Profit (Loss) Margin

Gross profit margin for the online game business for the third quarter of 2013 was 79.7%, compared to 80.9% and 74.2% for the preceding quarter and the third quarter of 2012, respectively. The year-over-year increase in gross profit margin was mainly due to the changes in tax rules as mentioned above.

Gross profit margin for the advertising business for the third quarter of 2013 was 59.4%, compared to 55.5% and 36.2% for the preceding quarter and the third quarter of 2012, respectively. The increase in gross profit margin reflects the Company’s ability to effectively scale its advertising business.

Gross profit margin for the E-mail, WVAS and others business for the third quarter of 2013 was 4.1%, compared to gross loss margin of 21.0% and gross profit margin of 6.0% for the preceding quarter and the third quarter of 2012, respectively. The increase in gross profit margin was mainly due to increased revenue contribution from sales of higher margin game accessories.

Operating Expenses

Total operating expenses for the third quarter of 2013 were RMB635.2 million (US$103.8 million), compared to RMB626.0 million and RMB537.5 million for the preceding quarter and the third quarter of 2012, respectively. The year-over-year increase in operating expenses was mainly due to increased staff related cost resulting from an increase in the number of employees and average compensation, as well as higher research and development investments. The quarter-over-quarter increase in operating expenses was mainly due to increased general and administrative expenses and research and development expenses, which were partially offset by decreased selling and marketing expenditures for licensed games in this quarter.

Income Taxes

The Company recorded a net income tax charge of RMB206.5 million (US$33.7 million) for the third quarter of 2013, compared to RMB131.8 million and RMB194.8 million for the preceding quarter and the third quarter of 2012, respectively. The effective tax rate for the third quarter of 2013 was 16.5%, compared to 10.8% and 19.9% for the preceding quarter and the third quarter of 2012, respectively. The quarter-over-quarter increase in effective tax rate was due to the Company recognizing RMB47.1 million in tax credits related to certain incentives for a deduction in research and development expenses agreed on by tax authorities during the annual tax filing of the Company’s PRC entities in the preceding quarter. The year-over-year decrease in effective tax rate was due to the occurrence of a one-time accrued withholding tax of RMB40.0 million associated with the offshore remittance of cash from China in connection with the declaration of a special cash dividend in the third quarter of 2012.

The Company’s various principal subsidiaries renewed their qualifications as High and New Technology Enterprises in 2011, and enjoy the preferential enterprise income tax rate of 15% from 2011 to 2013, subject to annual review by the relevant tax authorities in China.

Net Income after tax

Net profit for the third quarter of 2013 totaled RMB1.0 billion (US$171.3 million), compared to RMB1.1 billion and RMB811.9 million for the preceding quarter and the third quarter of 2012, respectively.

During the third quarter of 2013, the Company reported a net foreign exchange gain of RMB5.9 million (US$1.0 million), compared to RMB5.6 million and RMB23.7 million for the preceding quarter and the third quarter of 2012, respectively. The quarter-over-quarter and year-over-year changes in foreign exchange gains were mainly due to the unrealized exchange gains arising from the Company’s foreign currency denominated bank deposit and short-term loan balances as of September 30, 2013 as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per ADS of US$1.32 and US$1.31, respectively, for the third quarter of 2013. The Company reported basic and diluted earnings per ADS of US$1.38 and US$1.37,

respectively, for the preceding quarter, and reported basic and diluted earnings per ADS of US$1.01 each for the third quarter of 2012.

Other Information

As of September 30, 2013, the Company’s total cash and time deposits balance was RMB17.2 billion (US$2.8 billion), compared to RMB15.2 billion as of December 31, 2012. Cash flow generated from operating activities was RMB1.0 billion (US$165.9 million) for the third quarter of 2013, compared to RMB1.0 billion and RMB670.1 million for the preceding quarter and the third quarter of 2012, respectively.

Share Repurchase Program

In November 2012, the Company announced that its board of directors approved a new share repurchase program of up to US$100.0 million. As of September 30, 2013, the Company had cumulatively purchased approximately 2.02 million ADSs in open market purchases under this program for a total consideration of approximately US$83.0 million. The share repurchase program will expire on November 20, 2013.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.1200 on September 30, 2013 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2013, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 8:00 p.m. Eastern Time on Wednesday, November 13, 2013 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, November 14, 2013). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-877-941-4774 (international: 1-480-629-9760), 10-15 minutes prior to the initiation of the call.  A replay of the call will be available by dialing 1-800-406-7325 (international 1-303-590-3030), and entering passcode 4647045#. The replay will be available through November 28, 2013.

This call will be webcast live and the replay will be available for 12 months.  Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading Internet technology company in China.  Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular online games, e-mail services, advertising services and web portals.  In partnership with Blizzard Entertainment, NetEase also operates one of the most popular international online games in China, World of Warcraft®. For more information, please visit: http://ir.netease.com/.

*      *      *

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games such as Kung Fu Master, Heroes of Three Kingdoms, Dragon Sword, Legend of Tibet and Crisis 2015 or expansion packs and other improvements to its existing games, including its current and planned expansion packs for Fantasy Westward Journey II, New Westward Journey Online II and other games, do not become as popular as management anticipates; the ability of NetEase to successfully expand its mobile Internet offerings; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft, StarCraft® II or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among Internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its e-mail, mobile and micro-blogging services and develop attractive mobile games; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	September 30,	September 30,
	2012	2013	2013
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	1,590,769	917,302	149,886
Time deposits	13,098,661	15,851,527	2,590,119
Restricted cash	570,506	1,983,879	324,163
Accounts receivable, net	269,485	399,718	65,313
Prepayments and other current assets	1,121,784	1,112,194	181,731
Short-term investments	1,073,539	958,603	156,634
Deferred tax assets	143,929	154,997	25,326
Total current assets	17,868,673	21,378,220	3,493,172

Non-current assets:
Property, equipment and software, net	815,026	814,110	133,025
Land use right, net	11,529	11,335	1,852
Deferred tax assets	2,215	3,383	553
Time deposits	490,000	450,000	73,529
Other long-term assets	90,513	329,286	53,805
Total non-current assets	1,409,283	1,608,114	262,764
Total assets	19,277,956	22,986,334	3,755,936

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	157,764	163,445	26,707
Salary and welfare payables	289,848	222,715	36,391
Dividend payable	814,934	—	—
Taxes payable	389,465	336,712	55,018
Short-term loan	—	983,680	160,732
Deferred revenue	1,160,018	1,319,884	215,667
Accrued liabilities and other payables	764,473	860,773	140,649
Deferred tax liabilities	—	94,299	15,408
Total current liabilities	3,576,502	3,981,508	650,572

Long-term payable:
Other long-term payable	99,968	116,242	18,994
Total liabilities	3,676,470	4,097,750	669,566

Total NetEase, Inc.’s equity	15,680,605	18,974,716	3,100,444
Noncontrolling interests	(79,119)	(86,132)	(14,074)
Total shareholders’ equity	15,601,486	18,888,584	3,086,370

Total liabilities and shareholders’ equity	19,277,956	22,986,334	3,755,936

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2012	2013	2013	2013
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	1,739,922	2,066,540	2,105,451	344,028
Advertising services	243,027	272,236	298,783	48,821
E-mail, WVAS and others	61,916	75,068	110,080	17,987
Total revenues	2,044,865	2,413,844	2,514,314	410,836
Sales taxes	(42,901)	(149,319)	(157,675)	(25,764)
Total net revenues	2,001,964	2,264,525	2,356,639	385,072

Total cost of revenues	(640,049)	(566,912)	(609,884)	(99,654)

Gross profit	1,361,915	1,697,613	1,746,755	285,418

Selling and marketing expenses	(259,947)	(314,761)	(283,026)	(46,246)
General and administrative expenses	(75,851)	(87,639)	(94,795)	(15,489)
Research and development expenses	(201,661)	(223,584)	(257,345)	(42,050)
Total operating expenses	(537,459)	(625,984)	(635,166)	(103,785)

Operating profit	824,456	1,071,629	1,111,589	181,633
Other income:
Investment income	9,353	10,806	9,041	1,477
Interest income	115,459	126,067	123,567	20,191
Exchange gains	23,659	5,630	5,900	964
Other, net	5,087	3,103	1,025	167

Net income before tax	978,014	1,217,235	1,251,122	204,432
Income tax	(194,797)	(131,808)	(206,503)	(33,742)

Net income after tax	783,217	1,085,427	1,044,619	170,690
Net loss attributable to noncontrolling interests	28,718	9,675	3,675	600
Net income attributable to the Company’s shareholders	811,935	1,095,102	1,048,294	171,290

Comprehensive income	783,217	1,085,427	1,044,619	170,690
Comprehensive loss attributable to noncontrolling interests	28,718	9,675	3,675	600
Comprehensive income attributable to the Company’s shareholders	811,935	1,095,102	1,048,294	171,290

Earnings per share, basic	0.25	0.34	0.32	0.05
Earnings per ADS, basic	6.17	8.43	8.06	1.32
Earnings per share, diluted	0.25	0.34	0.32	0.05
Earnings per ADS, diluted	6.17	8.41	8.04	1.31

Weighted average number of ordinary shares outstanding, basic	3,287,370	3,249,077	3,250,078	3,250,078
Weighted average number of ADS outstanding, basic	131,495	129,963	130,003	130,003
Weighted average number of ordinary shares outstanding, diluted	3,292,462	3,255,244	3,260,350	3,260,350
Weighted average number of ADS outstanding, diluted	131,698	130,210	130,414	130,414

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	September 30,	March 31,	June 30,	September 30,	September 30,
	2012	2013	2013	2013	2013
	RMB	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	783,217	1,068,920	1,085,427	1,044,619	170,690
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	52,310	38,289	39,806	39,890	6,518
Share-based compensation cost	47,969	58,706	79,389	83,219	13,598
(Reversal of) allowance for provision for doubtful debts	(593)	(190)	947	2,616	427
Loss (gain) on disposal of property, equipment and software	90	(220)	1	(268)	(44)
Unrealized exchange (gains) loss	(27,330)	7,763	(4,959)	(8,308)	(1,358)
Deferred income taxes	7,894	261,550	10,525	(50,011)	(8,172)
Net equity share of (gain) loss from associated companies	(389)	339	(430)	1,938	317
Amortization of premium (discount) of short-term investments	18,739	(3,280)	(2,425)	641	105
Changes in operating assets and liabilities:
Accounts receivable	(31,834)	72,418	(131,097)	(74,931)	(12,244)
Prepayments and other current assets	(253,134)	(105,062)	65,962	50,116	8,189
Accounts payable	26,755	(26,612)	40,378	1,626	266
Salary and welfare payables	(29,563)	(60,697)	39,845	(46,280)	(7,562)
Taxes payable	18,096	(4,545)	(58,637)	(129,572)	(21,172)
Deferred revenue	17,241	51,554	9,422	98,890	16,158
Accrued liabilities and other payables	40,631	188,959	(124,342)	1,208	197
Net cash provided by operating activities	670,099	1,547,892	1,049,812	1,015,393	165,913

Cash flows from investing activities:
Purchase of property, equipment and software	(65,430)	(35,578)	(33,883)	(40,437)	(6,607)
Proceeds from sale of property, equipment and software	546	696	—	276	45
Purchase of other intangible assets	—	—	(650)	(250)	(41)
Net change in short-term investments with terms of three months or less	150,000	20,000	(650,000)	330,000	53,922
Purchase of short-term investments	(70,845)	(20,000)	(80,000)	—	—
Proceeds from maturities of short-term investments	330,000	150,000	220,000	150,000	24,510
Investment in an associated company	(7,915)	—	—	(200,000)	(32,680)
Transfer from (to) restricted cash	51,899	(1,432,315)	(8,276)	27,218	4,447
Placement/rollover of matured time deposits	(4,626,840)	(4,908,848)	(4,668,529)	(7,803,312)	(1,275,051)
Proceeds from maturities of time deposits	3,686,192	4,817,487	3,734,349	6,096,194	996,110
Net change in other assets	(11,094)	2,613	(5,508)	(36,674)	(5,992)
Net cash used in investing activities	(563,487)	(1,405,945)	(1,492,497)	(1,476,985)	(241,337)

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended
	September 30,	March 31,	June 30,	September 30,	September 30,
	2012	2013	2013	2013	2013
	RMB	RMB	RMB	RMB	USD (Note 1)

Cash flows from financing activities:
Proceeds of short-term bank loan	—	1,005,680	—	—	—
Proceeds from employees exercising stock options	—	—	1,961	513	84
Capital contribution from non-controlling interests	—	—	—	916	150
Purchase of shares	—	(106,809)	—	—	—
Dividends paid to shareholders	—	(815,413)	—	—	—
Net cash provided by financing activities	—	83,458	1,961	1,429	234

Effect of exchange rate changes on cash held in foreign currencies	2,200	(11,158)	(812)	13,985	2,285
Net increase (decrease) in cash and cash equivalents	108,812	214,247	(441,536)	(446,178)	(72,905)
Cash and cash equivalents, beginning of the period	1,075,734	1,590,769	1,805,016	1,363,480	222,791
Cash and cash equivalents, end of the period	1,184,546	1,805,016	1,363,480	917,302	149,886

Supplemental disclosures of cash flow information:
Cash paid (received) for income tax, net	148,758	192,134	176,728	(121,033)	(19,777)
Withholding income tax paid associated with the repatriation of cash for a special dividend	—	5,000	—	196,201	32,059
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	14,096	13,894	18,410	15,299	2,500

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2012	2013	2013	2013
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	1,739,922	2,066,540	2,105,451	344,028
Advertising services	243,027	272,236	298,783	48,821
E-mail, WVAS and others	61,916	75,068	110,080	17,987
Total revenues	2,044,865	2,413,844	2,514,314	410,836

Sales taxes:
Online game services	(17,053)	(117,479)	(119,994)	(19,607)
Advertising services	(24,562)	(27,405)	(29,421)	(4,807)
E-mail, WVAS and others	(1,286)	(4,435)	(8,260)	(1,350)
Total sales taxes	(42,901)	(149,319)	(157,675)	(25,764)

Net revenues:
Online game services	1,722,869	1,949,061	1,985,457	324,421
Advertising services	218,465	244,831	269,362	44,014
E-mail, WVAS and others	60,630	70,633	101,820	16,637
Total net revenues	2,001,964	2,264,525	2,356,639	385,072

Cost of revenues:
Online game services	(443,789)	(372,543)	(402,732)	(65,806)
Advertising services	(139,296)	(108,892)	(109,466)	(17,887)
E-mail, WVAS and others	(56,964)	(85,477)	(97,686)	(15,961)
Total cost of revenues	(640,049)	(566,912)	(609,884)	(99,654)

Gross profit (loss):
Online game services	1,279,080	1,576,518	1,582,725	258,615
Advertising services	79,169	135,939	159,896	26,127
E-mail, WVAS and others	3,666	(14,844)	4,134	676
Total gross profit	1,361,915	1,697,613	1,746,755	285,418

Gross profit (loss) margin:
Online game services	74.2%	80.9%	79.7%	79.7%
Advertising services	36.2%	55.5%	59.4%	59.4%
E-mail, WVAS and others	6.0%	(21.0)%	4.1%	4.1%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.1200 on the last trading day of September 2013 (September 30, 2013) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:  Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2012	2013	2013	2013
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	25,063	42,020	46,098	7,532
Operating expenses
- Selling and marketing expenses	2,933	4,432	4,759	778
- General and administrative expenses	7,830	12,358	13,144	2,148
- Research and development expenses	12,143	20,579	19,218	3,140